June 5, 2024

VIA EDGAR

Ms. Claire DeLabar and Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Altice USA, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 15, 2024

File No. 001-38126

Dear Ms. DeLabar and Mr. Littlepage:

On behalf of Altice USA, Inc. (the “Company”), I am writing in response to your comment letter dated May 29, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Comment Letter”). As discussed with you over the phone, we respectfully request an extension to until June 19, 2024 to respond to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions or require further information regarding this request, please contact me at (212)-848-7333 or Richard.Alsop@AOShearman.com.

Yours truly,

/s/ Richard Alsop

Allen Overy Shearman Sterling US LLP

cc:	Marc Sirota, Altice USA, Inc.

Mathew Bazley, Altice USA, Inc.